SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-12568

BBVA Banco Francés, S.A.

(Translation of registrant’s name into English)

Av. Córdoba 111, C1054AAA

Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA BANCO FRANCÉS S.A. ANNOUNCES PRIMARY EQUITY OFFERING

Buenos Aires, Argentina, June 30, 2017. BBVA Banco Francés S.A. (NYSE: BFR; Bolsas y Mercados Argentinos S.A.: FRAN; Mercado de Valores Latinoamericanos de la Bolsa de Madrid: XBFR) (“Banco Francés”) announces today that it plans to conduct a primary equity offering of up to 82,608,696 ordinary shares, including ordinary shares in the form of American Depositary Shares (“ADSs”), each representing three ordinary shares, in Argentina and internationally. The Argentine offering consists of a preemptive and accretion rights offering of ordinary shares to existing shareholders in Argentina and an offering of ordinary shares in Argentina. The international offering consists of an offering of ADSs in the United States and other countries outside Argentina, which will be registered with the U.S. Securities and Exchange Commission (the “SEC”). The proceeds from the offering will be used to take advantage of growth opportunities in the Argentine financial sector.

The size of the offering may be increased to up to 95,000,000 ordinary shares, including in the form of ADSs, pursuant to the international underwriters’ option to purchase additional shares.

Banco Francés’ principal shareholders, Banco Bilbao Vizcaya Argentaria S.A. and BBV America SL, have agreed to assign their preemptive and accretion rights to BBVA Francés Valores S.A., acting on behalf of the international underwriters. In order to facilitate the international offering and the offering of ordinary shares in Argentina, BBVA Francés Valores S.A., at the direction of the international underwriters, may, to the extent necessary to ensure the availability of a sufficient number of ordinary shares to consummate such offering, exercise such preemptive rights to purchase the ordinary shares to be offered and sold in such offering. In addition, Banco Francés may offer and sell in the Argentine offering, and the international underwriters may acquire from Banco Francés, to be offered and sold in the international offering, ordinary shares relating to preemptive rights that are not exercised by holders of preemptive and accretion rights.

The offering is expected to price on or about July 18, 2017.

A registration statement on Form F-3 and a prospectus relating to the ordinary shares and the ADSs have been filed with the SEC.

Morgan Stanley and Citigroup are acting as Global Coordinators and Joint Bookrunners, Credit Suisse and BBVA are acting as Joint Bookrunners, and BBVA Francés is serving as placement agent in Argentina for the offering.

Copies of the prospectus relating to the ordinary shares and the ADSs may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, or by email at prospectus@morganstanley.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, via telephone at 1-800-831-9146. The registration statement and the prospectus are available on the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The public offering of the ordinary shares in Argentina has been authorized by the Comisión Nacional de Valores, the Argentine securities regulator (“CNV”), pursuant to Resolution No. 18,798 dated June 22, 2017. The CNV authorization means only that the information requirements of the CNV have been satisfied. The CNV has not rendered any opinion in respect of the accuracy of the information contained in the Argentine prospectus.

This press release includes statements concerning potential future events involving Banco Francés that could differ materially from the events that actually occur. The differences could be caused by a number of risks, uncertainties and factors relating to Banco Francés’ business. Banco Francés does not undertake to update any forward-looking statements made in this press release to reflect future events or developments. No assurance can be given that the equity offering will be consummated or as to the ultimate terms of any such transaction.

IR Contact in Buenos Aires:

Investor Relations Department

E-mail: dcesarini@bbva.com / Phone: (54 11) 4341-5036

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO FRANCÉS S.A.

By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer

Date: June 30, 2017

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